July 2, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acadia Healthcare Company, Inc. Registration Statement on Form S-4 filed on July 2, 2015

Ladies and Gentlemen:

This supplemental letter is to advise the Securities and Exchange Commission (the “Commission”) that Acadia Healthcare Company, Inc. (the “Company”) is registering its exchange notes (the “Exchange Notes”), as described in the Registration Statement on Form S-4 filed with the Commission today (the “Registration Statement”), in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman & Sterling (available July 2, 1993). In addition, the Company represents as follows:

(A) The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and to the best of its information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any security holder using the exchange offer to participate in a distribution of the Exchange Notes to be acquired in the registered exchange offer (a) cannot rely on the Commission’s position enunciated in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters to similar effect and (b) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(B) The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any broker-dealer who holds existing notes (the “Outstanding Notes”) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

(C) The transmittal letter or similar documentation to be executed by an exchange offeree will include a statement to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes and will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

(D) With respect to any broker-dealer that holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities and that is participating in the Exchange Offer, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

If you have any questions or comments, please contact the undersigned at (615) 861-6000 or the Company’s legal counsel, James H. Nixon III of Waller Lansden Dortch & Davis, LLP at (615) 850-8855.

Sincerely,

ACADIA HEALTHCARE COMPANY, INC.

By:	/s/ Christopher L. Howard
Christopher L. Howard
Executive Vice President, General Counsel and Secretary